AB 10/27

06050235

BB

DB 10/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-00220

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NKA - Russell Implementation Services Inc

Frank Russell Securities, Inc.

Official Use Only

FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann (253) 439-2969
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CA 10/27

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frank Russell Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda L. Gutmann

Name
Title: Treasurer

Crystal A. Cooper 02/27/2006

Notary Public
Expires: 10/09/09
Pierce County Washington

CRYSTAL A. COOPER NOTARY PUBLIC STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Frank Russell Securities, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Frank Russell Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Securities, Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Frank Russell Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash equivalents	$ 10,632,772
Cash equivalents segregated under federal regulations	21,908,874
Securities commissions receivable	8,872,117
Prepayments for customer research services credits	1,163,519
Fees receivable	1,581,567
Fixed assets, net	2,322,672
Due from affiliates	933,118
Deferred income taxes	646,000
Prepaid expenses and other	300,997
Total assets	$ 48,361,636
Liabilities and Stockholder's Equity	
Liabilities	
Commission credits payable to customers	$ 20,743,056
Compensation payable	3,675,600
Accrued expenses	1,705,413
Payable to brokers	835,984
Due to affiliates	1,349,914
Deferred research services credits	3,083,881
Incentive share plan	1,002,883
Total liabilities	32,396,731
Stockholder's equity	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	7,345,489
Retained earnings	8,594,636
Total stockholder's equity	15,964,905
Total liabilities and stockholder's equity	$ 48,361,636

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Frank Russell Securities, Inc. (the "Company") is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the NASD and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Cash Equivalents and Cash Segregated Under Federal Regulations
The Company considers money market instruments to be cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits
Included in the gross commission of selected clients received by the Company are amounts to cover costs for analytical services and products to be provided by affiliated and nonaffiliated companies. These amounts are recorded as a liability of the Company under deferred research services credits. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases the client has received analytical products or services in excess of deferred research services credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated lives ranging from 3 to 19 years. Included in fixed assets is capitalized software, which includes purchased and internally developed software. Purchased software is stated at cost and amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal-use software during the application development stage. Once the internal-use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in the results of operations.

Revenue Recognition
Securities commission revenue, which is all from agency brokerage transactions, is recognized as earned on a settlement date basis, the effect of which is not significantly different from reporting revenue on a trade date basis. For some agency transactions, revenue is recorded when transaction information becomes available, which does not differ materially from the recognition of revenue on a trade date basis.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a settlement date basis or when transaction information becomes available. The aggregate amount of unused credits is reflected as commission credits payable.

Income Taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with Russell as part of a consolidated group. Taxes payable are recorded through and included in due to affiliates. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Financial Instruments with Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets

Software	$ 5,700,536
Furniture and equipment	637,321
Leasehold improvements	10,676
	6,348,533
Accumulated depreciation and amortization	(4,025,861)
	$ 2,322,672

3. Income Taxes

The Company has a net deferred tax asset of $646,000 at December 31, 2005. The tax effects of temporary differences that gave rise to the net deferred tax asset are presented below:

	2005
Deferred income tax assets	
Accrued payables	$ 1,079,000
Accrued incentive share plan	351,000
Revenue items	152,000
Unrealized gain/loss	1,000
Total deferred income tax assets	$ 1,583,000
Deferred income tax liabilities	
Depreciation of fixed assets	$ (530,000)
Other assets	(407,000)
Total deferred income tax liabilities	$ (937,000)
Net deferred tax asset	$ 646,000

4. Benefit Plans

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of consolidated operating income, as defined.

Incentive Share Plan
The Company participates in the Russell Incentive Share Plan (the "ISP"). The ISP is a cash-based, long-term incentive program for employees of the Company. ISP units will be awarded to selected Russell associates each calendar year for the life of the plan. The plan does not have a definitive end date.

The value of ISP units awarded in any given year is determined by the increase in the consolidated annual earnings before interest, taxes, depreciation and amortization, as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier.

5. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses.

Under an expense sharing agreement, certain charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company.

During 2005 the Company effected transactions on behalf of affiliated companies. At December 31, 2005, deferred research services credits and prepayments for customer research services credits were approximately $2,881,000 and $35,000, respectively. At December 31, 2005, commission credits payable were approximately $2,548,000.

During 2005, Russell and its subsidiaries adopted a new transfer pricing methodology through the execution of an amended and restated Master Intercompany Agreement ("Agreement"). The new methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. At December 31, 2005 the amounts due and payable under the agreement were $783,000.

The Company has entered into an agreement with a related party to perform sales and client support activities on its behalf. Fees paid by the Company in connection with these services are recorded as expense.

6. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2005, the Company had net capital of $7,803,565, which was $7,553,565 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.